Mail Stop 4561

January 16, 2009

Ms. Michele E. LoBianco
Chief Financial Officer, Secretary and Treasurer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, LA 70401

> **Re:** **First Guaranty Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 000-52748**

Dear Ms. LoBianco:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 20

1.   We note that the two most significant categories of your loan portfolio are non-farm non-residential real estate loans and construction and land development real

estate loans. Please tell us, with a view toward enhanced disclosure in your next Form 10-K, the following with respect to these loans:

- Describe the significant terms of each type of loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;
- Explain how often you obtain updated appraisals;
- Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;
- Disclose trends related to non-farm non-residential real estate and construction loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.

2.   Please tell us, with a view toward enhanced disclosure in your next Form 10-K, whether you have any loan products where you have established loan-funded interest reserves. If you do, please tell us the following:

- the amount of such loans and the accompanying interest reserves as of December 31, 2007 and the three subsequent quarter ends;
- how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan;
- whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
- describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
- whether any of your loans with interest reserves are on non-accrual status at December 31, 2007 and subsequent quarter ends.

Non-Performing Assets, page 24

3.   We note the significant increase in non-farm non-residential real estate loans on non-accrual status at December 31, 2007. Please tell us and in future filings disclose the following related to these non-accrual loans as of December 31, 2007:

- the gross carrying value of the loan and any specific valuation allowance;

- describe the reasons for the borrowers' financial distress;
- the outlook for workout and resolution;
- whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of collateral related to non-current loans; and
- the extent to which collateral valuations are for properties located in areas with stagnant or distressed economies or residential markets.

4.   Please provide us with an updated analysis of these loans and the related valuation allowance as of September 30, 2008, describing changes in the above items or other factors since December 31, 2007.

Allocation of the Allowance for Loan Losses, page 26

5.   We note your disclosure that the company is not able to accurately and efficiently provide the allocation of the allowance for loan losses for a five-year historical period. Please tell us and in future filings disclose the reasons why you believe the company is not able to provide this disclosure. To the extent that you are unable to provide an allocation of the allowance for loan losses, provide the disclosure described in Instruction (2) of Item IV.B of Industry Guide 3. Please provide us with your proposed future disclosure.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 42

6.   Please reconcile for us your disclosure of the net decrease in loans held for sale for the year ended December 31, 2007 to the change in this line item as disclosed on your balance sheet.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, page 13

7.   In future Forms 10-Q please provide a comprehensive discussion of significant changes in asset quality and your determination of the allowance for loan losses as of the quarter end. Please tell us the following regarding your non-performing assets and related allowance for loan loss as of September 30, 2008:

- the nature of your construction and land development real estate and non-farm non-residential real estate loans on non-accrual status at September 30, 2008;

- describe the reasons for the increase in these non-performing loans; and
- how these and other risk elements impacted your determination of the allowance for loan losses as of September 30, 2008.

*　　*　　*　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief